Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Calgary, Alberta, July 28, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the first quarter ended June 30, 2011 on the evening of August 3, 2011 after market close.  Following the release of first quarter results, NAEP will hold a conference call and webcast on Thursday, August 4, 2011 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-877-407-9210
International: 1-201-689-8049

A replay will be available through September 2, 2011 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Account: 286
Conference ID: 376545

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=165273

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca